Exhibit 99.2

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES NAMES NEW MEMBER TO BOARD OF DIRECTORS

HOUSTON, TX, October 5, 2004 - Stage Stores, Inc. (Nasdaq: STGS) today announced that Sharon Mosse has been elected to the Company's Board of Directors, thereby increasing membership of the Board to ten directors.

Ms. Mosse currently serves as President of Strategic Marketing Group, Inc., a marketing consulting firm that she founded in 2002. Prior to that, Ms. Mosse was Chief Marketing Officer for Barnes & Noble, Inc., Vice President, Strategic Planning and Intelligence and Vice President, Market Management for Verizon Communications, Inc. and Vice President, Marketing and Strategic Planning for Brooks Brothers.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "We are extremely pleased to welcome Sharon to our Board of Directors. Our goal in increasing the membership of our Board to ten members was to add an individual with a strong background in consumer marketing, and Sharon's solid credentials in this area clearly satisfies our requirements. Her knowledge and acumen as a marketing professional will strengthen our Board, and I am confident that her insight and counsel will be invaluable to our company."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 516 stores located in 27 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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